UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BELL INDUSTRIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
078107 10 9
(CUSIP Number)
Reestablishing 13G Eligibility
(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
	[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1745 (3-98)	Page 1 of 7 pages


CUSIP No. 078107 10 9


	1.	Names of Reporting Persons
I.R.S. Identification Nos. of above
persons (entries only).

          NewSouth Capital Management, Inc.
          62-1237220

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) __________________________________
(b) __________________________________

3. SEC Use Only __________________________


4. Citizenship or Place of Organization

          Tennessee

Number of 	5. Sole Voting Power:      444,885
Shares Bene-
ficially       6. Shared Voting Power:      0
Owned by Each
Reporting      7. Sole Dispositive Power: 444,885
Person With:
			8. Shared Dispositive Power: 0



9.	Aggregate Amount Beneficially Owned by
Each Reporting Person: 444,885

10. Check if the Aggregate Amount in Row
(9) Excludes Certain Shares (See
Instructions) _________________________

11. Percent of Class Represented by Amount in Row (9): 4.7%


12. Type of Reporting Person (See
Instructions):  Investment Adviser


Page 2 of 7 pages



Item 1.
(a) Name of Issuer

Bell Industries, Inc.

(b) Address of Issuer's Principal Executive
Offices

11812 San Vicente Blvd
Los Angeles, CA  90049-5069

Item 2.
(a) Name of Person Filing

NewSouth Capital Management, Inc.

(b) Address of Principal Business Office or, if none, Residence

1000 Ridgeway Loop Rd.  Suite 233
Memphis, TN  38120

(c) Citizenship

US/TN

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

078107 10 9

Item 3.	If this statement is filed pursuant to
		240.13d-1(b) or 240.13d-2(b) or (c),
		check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under
section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6)
of the Act (15 U.S.C. 78c).


Page 3 of 7 pages


(c)	[ ]	Insurance company as defined in
section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) 	[ ]	Investment company registered
under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in
accordance with 240.13d-
I(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or
endowment fund in accordance with
240.13d-I(b)(1)(ii)(F);

(g)	[x]	A parent holding company or
control person in accordance with
240.13d-I(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined
in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded
from the definition of an investment
company under section 3(c)(14) of the
Investment Company Act of 1940 (15
U.S.C. 80a-3);

(j)	[]	Group, in accordance with
240.13d-I(b)(1)(ii)(J).


















Page 4 of 7 pages




Item 4. Ownership

Provide the following information
regarding the aggregate number and
percentage of the class of securities
of the issuer identified in Item 1.

(a) Amount beneficially owned: 444,885

(b) Percent of class: 4.7%

(c) Number of shares as to which the
person has:

(i) Sole power to vote or to
direct the vote: 444,885

(ii) Shared power to vote or
to direct the vote: 0

(iii) Sole power to dispose or
to direct the
disposition of:  444,885

(iv) Shared power to dispose
or to direct the
disposition of:     0


Item 5.	Ownership of five Percent or Less of a
Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on
Behalf of Another Person.

	NewSouth advisory clients have the right to receive or the power to direct receipt of dividends from and/or the proceeds from the sale of the shares.



Page 5 of 7 Pages

Item 7.	Identification and Classification of
the Subsidiary Which Acquired the
Security Being Reported on By the
Parent Holding Company

	Not Applicable

Item 8.	Identification and Classification of
Members of the Group

	Not Applicable

Item 9.	Notice of Dissolution of Group

	Not Applicable

Item 10.	Certification

(a) The following certification shall
be included if the statement is
filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
		 August 12, 1998
Date


Signature

D. Stephen Morrow,
Executive Vice President
Name/Title


Page 6 of 7 Pages



	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:	Schedules filed in proper format shall
include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 7 of 7 pages